Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868


                                February 17, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: First American Group Inc. (the "Company")
         Amendment No. 4 to Form S-1 filed February 16, 2011
         File No. 333-171091

Dear Mr. Spirgel:

     Pursuant to the staff's telephone conversation with me on February 14, 2011, we respectfully submit this response to the staff's oral comments.

     In Amendment No. 4 to Form S-1 ("Amendment No. 4") of the Company, filed today, we have inserted the sentence "[w]e may never achieve the revenues we are projecting because the basis upon which we are making our revenue projections is subjective, and our reliance on third-party data which is more than two years old may be unreliable because the veracity of the third-party data cannot be verified." on pages 20 and 31 of Amendment No. 4.

     Additionally, unaudited financial statements for the quarter ended December 31, 2011 have been included in Amendment No. 4, with appropriate financial information updating the Prospectus Summary, Risk Factors and Revenues and Results of Operations in the Management's Discussion and Analysis.

     Please contact the undersigned if you have further comments or questions.

                                          Very truly yours,


                                          /s/ Thomas E. Puzzo
                                          ---------------------------------
                                          Thomas E. Puzzo